EXHIBIT 99.1

Bezeq the Israel Telecommunication Corp. Ltd.

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Immediate Report
Bezeq Completed NIS 700 Million Debt Financing

Tel Aviv, Israel – September 1, 2010 – Bezeq The Israel Telecommunication Corp., Limited (TASE: BEZQ), Israel’s leading telecommunications provider (The: "Company"), announced today that the Company completed today a NIS 700 million debt financing through loans from Israeli banks, payable within an average term of 4.78 years.